UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

MERITOR, INC.
(Exact name of the registrant as specified in its charter)

Indiana	1-15983	38-3354643
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2135 West Maple Road, Troy, Michigan	48084-7186
(Address of principal executive offices)	(Zip code)

Mark R. Schaitkin	(248) 435-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   √       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                      Conflict Minerals Disclosure and Report

For the year ended December 31, 2013, based upon the results of its due diligence, Meritor, Inc. ("Meritor") is unable to exclude the presence of "conflict minerals" (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act")) in certain of its products or to determine the origin of any conflict minerals in its manufactured products.  Accordingly, Meritor cannot exclude the possibility that some of its products contain conflict minerals which may have originated in the Democratic Republic of the Congo or an "adjoining country" (as defined in Section 1502 of the Dodd-Frank Act).  As a result, Meritor is filing a Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Conflict Minerals Disclosure

A copy of the Meritor’s Conflict Minerals Report is filed as Exhibit 1.02 to this Form SD and is publicly available at www.meritor.com.

Item 1.02                      Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01                      Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MERITOR, INC.
(Registrant)

By:	/s/ Sandra J. Quick	May 28, 2014
	Sandra J. Quick Senior Vice President, General Counsel and Corporate Secretary	(Date)